AB
9/12

11023120

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 052139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: YORK STOCKBROKERS INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 FIFTH AVENUE, 6TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JONATHAN TAYLOR 212-453-2541
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPIELMAN KOENIGSBERG & PARKER, LLP
(Name – *if individual, state last, first, middle name*)

888 Seventh Avenue, 35th Floor New York NY 10106
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 29 2011
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
9/12

OATH OR AFFIRMATION

I, KAI TAM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of YORK STOCKBROKERS INC, as of JUNE 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER CORONA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CO6171237
Qualified In Kings County
My Commission Expires July 23, 2015

Signature

DIRECTOR
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YORK STOCKBROKERS, INC.

FINANCIAL STATEMENTS

June 30, 2011 and 2010

(With Independent Auditors' Report)

YORK STOCKBROKERS, INC.

TABLE OF CONTENTS

For the Years Ended June 30, 2011 and 2010

Spielman Koenigsberg & Parker, LLP
Certified Public Accountants
888 Seventh Avenue
New York, NY 10106
Phone: 212.489.5200
Fax: 212.489.5217

Independent Auditors' Report

To the Board of Directors
York Stockbrokers, Inc.:

We have audited the accompanying statements of financial condition of York Stockbrokers, Inc. as of June 30, 2011 and 2010, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of York Stockbrokers, Inc. as of June 30, 2011 and 2010 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule on page twelve is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Spielman Koenigsberg & Parker LLP

New York, New York
August 24, 2011

YORK STOCKBROKERS, INC.

STATEMENTS OF FINANCIAL CONDITION

June 30, 2011 and 2010

	2011	2010
Assets		
Current		
Cash and cash equivalents	$ 470,800	$ 268,106
Accounts receivable	850,300	
Total current assets	1,321,100	268,106
Fixed assets, net of accumulated depreciation of $464,726 and $424,116, respectively	125,917	161,872
Clearing deposit	25,000	25,000
Security deposits	57,500	57,500
Total assets	$ 1,529,517	$ 512,478
Liabilities		
Current		
Accounts payable and accrued expenses	$ 456,220	$ 22,196
Deferred rent	7,002	9,157
Taxes payable	1,295	336
Total liabilities	464,517	31,689
Stockholders' equity		
Common stock, no par value; 1,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	1,564,000	1,564,000
Accumulated deficit	(500,000)	(1,084,211)
Total stockholders' equity	1,065,000	480,789
Total liabilities and stockholders' equity	$ 1,529,517	$ 512,478

The accompanying notes are an integral part of these financial statements.

YORK STOCKBROKERS, INC.

STATEMENTS OF OPERATIONS

For the Years Ended June 30, 2011 and 2010

	2011	2010
Revenue		
Commission income	$ 20,573	$ 29,987
License fees	177,000	63,000
Consulting income	1,880,815	414,457
Service fee income	45,231	133,554
Interest and dividend income	999	499
Reimbursed expense	3,920	
Total revenue	2,128,538	641,497
Expenses		
Consulting fees	1,056,213	
General and administrative	212,715	257,893
Salaries and related taxes	104,069	315,220
Professional fees	68,091	81,391
Depreciation and amortization	40,610	58,525
Equipment leasing	32,418	28,783
Insurance	12,013	29,991
Regulatory fees	6,836	5,632
Clearing and floor brokerage fees	6,419	6,166
Corporate taxes	3,277	1,632
Travel and entertainment	1,666	11,744
Total expenses	1,544,327	796,977
Net income (loss)	$ 584,211	$ (155,480)

The accompanying notes are an integral part of these financial statements.

YORK STOCKBROKERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended June 30, 2011 and 2010

	Common Stock				
	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, June 30, 2009	1,000	$ 1,000	$1,414,000	$ (928,731)	$ 486,269
Capital contribution			150,000		150,000
Net loss				(155,480)	(155,480)
Balance, June 30, 2010	1,000	1,000	1,564,000	(1,084,211)	480,789
Capital contribution					
Net income				584,211	584,211
Balance, June 30, 2011	1,000	$ 1,000	$1,564,000	$ (500,000)	$1,065,000

The accompanying notes are an integral part of these financial statements.

YORK STOCKBROKERS, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended June 30, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net income (loss)	$ 584,211	$ (155,480)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	40,610	58,525
Decrease (increase) in:		
Accounts receivable	(850,300)	
Prepaid taxes		501
(Decrease) increase in:		
Accounts payable and accrued expenses	434,024	(23,758)
Deferred rent	(2,155)	7,567
Taxes payable	959	336
Net cash provided by (used in) operating activities	207,349	(112,309)
Cash flows from investing activities:		
Purchases of fixed assets	(4,655)	(16,497)
Net cash used in investing activities	(4,655)	(16,497)
Cash flows from financing activities:		
Capital contributions		150,000
Net cash provided by financing activities		150,000
Net increase in cash	202,694	21,194
Cash and cash equivalents, beginning of year	268,106	246,912
Cash and cash equivalents, end of year	$ 470,800	$ 268,106
Supplemental disclosure:		
Cash paid during the year for:		
Taxes	$ 2,318	$ 794

The accompanying notes are an integral
part of these financial statements.

1. Organization

York Stockbrokers, Inc. ("YSI" or the "Company") is a Delaware corporation that was formed on June 17, 1999. YSI is a 100% owned subsidiary of York Group Limited. Effective June 15, 2000, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of FINRA (formerly NASD). The Company is currently engaged in various types of businesses, such as selling corporate debt securities, corporate equity securities, over-the-counter stocks and government securities. The Company also effects, on behalf of clients, transactions in foreign exchange and distributes private placements. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph(k)(2)(ii) of that rule.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid instruments with a maturity of three months or less.

Fixed Assets

Fixed assets are stated at cost and are depreciated using the straight-line method over their estimated useful lives. Fixed assets at June 30, 2011 and 2010 consist of the following:

	2011	2010
Leasehold improvements	$ 474,108	$ 474,108
Computer equipment	55,185	51,997
Computer software	15,760	14,293
Furniture and fixtures	42,559	42,559
Equipment	2,531	2,531
Non-depreciable assets	500	500
	590,643	585,988
Less: accumulated depreciation	(464,726)	(424,116)
	$ 125,917	$ 161,872

Revenue and Expense Recognition

The Company records commission revenue and related expenses on a trade date basis.

Fair Value of Financial Instruments

In accordance with accounting principles generally accepted in the United States, the Company adopted the standard related to fair value measurements and disclosures. The standard defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The Company has funds in a Federated Capital Reserves account with a fair value of $20,466 at June 30, 2011 which qualifies as Level 1. This is included in cash and cash equivalents in the statement of financial condition.

Income Taxes

Income taxes are accounted for in accordance with the standard of "Accounting for Income Taxes". As required under this standard, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts. Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period of the tax change.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Reclassifications

Certain amounts in the 2010 financial statements have been reclassified in order to conform with the 2011 presentation.

3. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

As a securities broker/dealer, the Company engaged in various brokerage activities on an agency basis. As a non-clearing broker, the Company has their own and customers' transactions cleared through other broker dealers pursuant to fully disclosed clearance agreements. Nonperformance by its customers in fulfilling their contractual obligation pursuant to securities transactions with the clearing brokers may expose the Company to risk and potential loss. Substantially all of the Company's cash is held at clearing brokers and other financial institutions. Recognizing the concentration of credit risk that this implies, the Company utilizes clearing brokers that are highly capitalized.

4. License Fees

License fees represent income earned from separate companies under license agreements, whereby YSI grants the licenses the right to use the Company's desk space. This space shall be used by the licensees solely for administrative office purposes relating to their businesses. The Company charges the licensees a monthly fee ranging from $750 to $14,000.

5. Clearing Deposit

The clearing deposit consists of money deposited into a capital account with the Company's clearing firm, Pershing, a BNY Mellon Company. As of June 30, 2011 and 2010, the balance is $25,000.

6. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. The rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and aggregate indebtedness change from day to day, but as of June 30, 2011 the company had net capital of $463,015, which was $363,015 in excess of SEC required net capital of $100,000. As of June 30, 2010 the Company had net capital of $260,986, which was $160,986 in excess of SEC required net capital of $100,000.

7. Commitments and Contingencies

The Company rents office space in which the underlying lease provides for rent escalations. As required by the standard "Accounting for Leases," the Company amortizes its rent expense on a straight-line basis over the life of the related lease. In July 2009 the Company signed a second amendment to the original lease which was effective on October 1, 2009. Minimum lease obligations under the amended lease at June 30, 2011 are approximately, as follows, for the years ended June 30:

2012	$ 136,458
2013	136,458
2014	34,115
	$ 307,031

Management represents that the Company does not have any legal liabilities or outstanding legal claims that are required to be accrued or disclosed.

8. Related Party Transactions

The Company received $168,000 and $54,000 in license fees in 2011 and 2010, respectively from York Asset Management, Inc., an affiliate. These fees are included in license fees on the statement of operations and $28,000 is included in accounts receivable in 2011. Also during 2011 and 2010 the Company received $275,000 and $405,000, respectively, from YAM Ltd, an affiliate. These fees are included in consulting income on the statement of operations and $30,000 is included in accounts receivable in 2011. The Company paid Ardbeck Limited, a related party, $49,072 and $7,551 in 2011 and 2010, respectively. These fees are included in professional fees on the statement of operations.

Management represents that all transactions with affiliates are made at arms-length.

9. Income Taxes

At June 30, 2011 and 2010, the Company had federal and state net operating loss carryforwards of approximately $245,000 and $785,000, respectively. The net operating losses will expire in the various years through June 30, 2031.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax purposes. The Company has a net deferred tax asset at June 30, 2011 of $114,000. The temporary differences that give rise to the deferred tax asset are net operating losses and the book to the tax differences for depreciation. A valuation allowance has been established to reduce this net deferred asset to zero based upon the uncertainty regarding realization of such tax benefits in future periods.

The tax years of fiscal 2008, 2009 and 2010 remain subject to examination by federal and state taxing authorities.

10. Liabilities Subordinated to General Creditors

The Company has no liabilities subordinated to general creditors.

11. Subsequent Events

In accordance with auditing standards generally accepted in the United States of America, the Company adopted the standard related to subsequent events evaluation and disclosures in 2011. The standard requires the entity to disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. As such, the Company has evaluated subsequent events through August 24, 2011, the date on which the financial statements were available to be issued and determined there were no events which required disclosure.

SUPPLEMENTARY INFORMATION

YORK STOCKBROKERS, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1

For the Year Ended June 30, 2011

Stockholders' equity	$ 1,065,000
Less: nonallowable assets:	
Accounts receivable	418,159
Fixed assets, net	125,917
Security deposits	57,500
Total non-allowable assets	601,576
Net capital before haircut on securities positions	463,424
Haircut	409
Net capital	463,015
Computation of basic net capital requirement:	
Minimum net capital requirement (greater of 6 ⅔% of aggregate indebtedness or $100,000)	100,000
Capital in excess of minimum requirement	$ 363,015
Aggregate indebtedness	$ 464,517
Ratio of aggregate indebtedness to net capital.	1:1

There were no material differences between the computation of net capital in the above schedule and the amount reported in the Company's unaudited Form X-17A5, Part IIA filing as of June 30, 2011.

The accompanying notes are an integral part of these financial statements.

SKP
Spielman Koenigsberg & Parker, LLP
Certified Public Accountants
888 Seventh Avenue
New York, NY 10106
Phone: 212.489.5200
Fax: 212.489.5217

Independent Auditors' Report on Internal Control Structure

Board of Directors
York Stockbrokers, Inc.

In planning and performing our audit of the financial statements of York Stockbrokers, Inc. (the "Company"), as of and for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

www.skpny.com

Independent Auditors' Report on Internal Control Structure (continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and fourth paragraphs of this report, were adequate at June 30, 2011 to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of York Stockbrokers, Inc. to achieve all of the divisions or duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

SKP
Spielman Koenigsberg & Parker, LLP
Certified Public Accountants

Independent Auditors' Report on Internal Control Structure (continued)

This report is intended solely for the use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spielman Koenigsberg & Parker LLP

New York, New York
August 24, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 052139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: YORK STOCKBROKERS INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 FIFTH AVENUE, 6TH FLOOR
(No. and Street)

NEW YORK	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JONATHAN TAYLOR 212-453-2541
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPIELMAN KOENIGSBERG & PARKER, LLP
(Name – *if individual, state last, first, middle name*)

888 Seventh Avenue, 35th Floor	New York	NY	10106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, KAI TAM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of YORK STOCKBROKERS INC, as of JUNE 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER CORONA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CO6171237
Qualified in Kings County
My Commission Expires July 23, 2015

Signature

DIRECTOR

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YORK STOCKBROKERS, INC.

SIPC SUPPLEMENTAL REPORT

June 30, 2011

(With Independent Auditors' Report)

YORK STOCKBROKERS, INC.

TABLE OF CONTENTS

June 30, 2011

SKP
Spielman Koenigsberg & Parker, LLP
Certified Public Accountants
888 Seventh Avenue
New York, NY 10106
Phone: 212.489.5200
Fax: 212.489.5217

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
York Stockbrokers, Inc.:

We have audited the financial statements of York Stockbrokers, Inc. as of June 30, 2011, and have issued our report thereon dated August 24, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Spielman Koenigsberg & Parker LLP

New York, New York
August 24, 2011

YORK STOCKBROKERS, INC.

SCHEDULE OF COMPUTATION OF "SIPC" ANNUAL GENERAL ASSESSMENT FOR BROKERS AND DEALERS PURSUANT TO RULE 17A-5(e)(4)

For the Fiscal Period Beginning July 1, 2010 and Ending June 30, 2011

Total revenue	$ 2,124,618
SIPC net operating revenues	2,124,618
General Assessment @ .0025	5,312
Less: payment made with SIPC-6 on 01/19/11	(740)
Balance due	$ 4,572

There were no material differences between the computation of the SIPC annual general assessment in the above schedule and the amount reported in the Company's SIPC-7 filing.